Dimensional

December 20, 2019

Via EDGAR

Edward P. Bartz
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Mr. Bartz

Re:	DFA Investment Dimensions Group Inc.
File Nos. 2-73948 and 811-3258

Dear Mr. Bartz:

On behalf of DFA Investment Dimensions Group Inc. (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 238/240 to the Registration Statement of the Registrant (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 16, 2019, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), for the purposes of registering the Dimensional 2065 Target Date Retirement Income Fund (the “Portfolio”).

Each SEC Staff comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

Prospectus

1. Comment.  Please include disclosure in the “Principal Investment Strategies” section of the Prospectus that describes the maturity policies and credit quality of the Portfolio’s fixed income Underlying Funds and their investments.

Response.  The Registrant has revised the disclosure accordingly.

2. Comment.  Please include disclosure in the “Principal Investment Strategies” section of the Prospectus to correspond to the “Small Company Risk” and “Value Investment Risk” included in the “Principal Risks” section of the Prospectus.

Response.  The Registrant has revised the disclosure accordingly.

3. Comment.  Please inform the staff as to the broad-based securities market index the Portfolio will show in the performance table when available.

U.S. Securities and Exchange Commission
December 20, 2019

Response.  The Registrant confirms supplementally that, currently, it is anticipated that the broad-based securities market index to be used by the Portfolio is the S&P Global BMI Index; however, this is subject to change in the future.

4. Comment.  Please state the investment objective and that it can’t be changed without shareholder approval in accordance with Item 9(a) of Form N-1A.

Response.  The Portfolio discloses its investment objective in the summary section of the Prospectus in response to Item 2 of Form N-1A. Further, General Instruction C.3(a) states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus.  In addition, Item 9(a) of Form N-1A requires a fund to state, if applicable, that its investment objective may be changed without shareholder approval. The Registrant supplementally confirms that the Portfolio’s investment objective is fundamental, and, accordingly, it may not be changed without shareholder approval.

5. Comment.  Please consider including the Portfolio’s glide path in the summary section of the Prospectus.

Response.  At this time, a stand-alone summary prospectus will not be used or filed for the Portfolio.  Accordingly, the Registrant believes the “Additional Information on Investment Objective and Policies” section of the Prospectus is the more appropriate place to include the glide path.

6. Comment.  The Item 9(c) disclosure appears to include additional disclosure regarding only one principal risk. Item 9(c) disclosure should provide a complete description of the Portfolio’s principal risks, not merely “additional information.” Item 4(b) of Form N-1A is intended to be a summary of the more fulsome disclosure required by Item 9(c) of Form N-1A.  Please revise the risk disclosure here to include full disclosure of all principal risks.

Response.  The Portfolio discloses all of its principal risks in the “Principal Risks” section of the Prospectus in response to Item 4(b)(1) of Form N-1A. General Instruction C.3(a) states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.  The Registrant believes that each risk is appropriately disclosed in the “Principal Risks” section of the Prospectus. The Registrant does not believe it would be appropriate to shorten or summarize the current disclosure. To the extent that the Registrant believes additional information for any such risk is necessary and appropriate, additional detail is (e.g., “Derivatives Risk”) and will be provided in response to Item 9(c) in the “Additional Information on Investment Objective and Policies” section.

7. Comment.  Per Item 9(d) of Form N-1A, please state that a description of the Portfolio’s policies and procedures with respect to the disclosure of the Portfolio’s portfolio securities is available (i) in the Portfolio’s Statement of Additional Information; and (ii) on the Portfolio’s website, if applicable.

U.S. Securities and Exchange Commission
December 20, 2019

Response. The requested information is included in the “Disclosure of Portfolio Holdings” section of the Prospectus.

Part C

8. Comment.  Please file a securities opinion with respect to the Portfolio as an exhibit to the Part C.

Response.  The securities opinion for the Portfolio will be included as an exhibit to the Part C filed with the 485(b) filing.
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Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Ryan P. Buechner
Ryan P. Buechner, Esq.
Vice President and Assistant Secretary
DFA Investment Dimensions Group Inc.